Exhibit 99.1

Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Announces Introduction of Quarterly Supplemental Dividend for Common Shareholders

Quarterly supplemental dividends of $0.075 per share represent a 20% increase in dividend payments to common shareholders

Increased dividend payments reflect material outperformance of containership charter markets

ATHENS, Greece, May 28, 2024 – Global Ship Lease, Inc. (NYSE:GSL) (the “Company”), a containership charter owner, today announced the introduction of a quarterly supplemental dividend to common shareholders.

Recent containership charter market strength is enabling Global Ship Lease to secure higher-than-anticipated cashflows from time charters with longer-than-anticipated durations. As a result, in addition to the sustainable dividend of $0.375 per Class A common share per quarter, commencing with the dividend payable after the release of the Company’s earnings for the second quarter of 2024, Global Ship Lease expects to initiate a supplemental dividend of $0.075 per Class A common share per quarter, an increase of 20%, for as long as conditions are supportive.

Thomas Lister, Chief Executive Officer of Global Ship Lease, commented, “Our capital allocation is disciplined and dynamic, shaped by our ongoing assessment of multiple factors including value, risk, forward visibility, capital market dynamics, and market context and events. On this basis, we are pleased to be paying a supplemental dividend to share the benefits of this unanticipated uplift in earnings with our shareholders for as long as conditions are supportive. While we will review the supplemental dividend on an ongoing basis, we are comfortable that we already have sufficient forward visibility to support it for at least the next several quarters.”

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

As of March 31, 2024, Global Ship Lease owned 68 containerships, ranging from 2,207 to 11,040 TEU, with an aggregate capacity of 375,406 TEU. 36 ships are wide-beam Post-Panamax.

As of March 31, 2024, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 1.9 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.59 billion. Contracted revenue was $1.96 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.6 years.

Dividend Policy

The declaration and payment of dividends will be subject at all times to the discretion of the Company’s Board of Directors. The timing and amount of dividends, if any, will depend on the Company’s earnings, financial condition, cash flow, capital requirements, growth opportunities, restrictions in its loan agreements and financing arrangements, the provisions of Marshall Islands law affecting the payment of dividends, and other factors.  For further information on the Company’s dividend policy, please see its most recent Annual Report on Form 20-F.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.